Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		September 30, 2025	December 31, 2024
(In millions of Canadian dollars)	Notes	$	$

ASSETS
Current
Cash and cash equivalents		361.5	228.5
Trade and other receivables	5	1,245.5	1,323.8
Unbilled receivables		945.0	724.5
Contract assets		131.2	116.0
Income taxes recoverable		140.4	64.4
Prepaid expenses		71.0	64.3
Other assets	7	22.4	27.5
Total current assets		2,917.0	2,549.0
Non-current
Property and equipment		307.4	299.0
Lease assets		566.7	474.3
Goodwill	4	3,277.5	2,712.5
Intangible assets	4	573.5	427.0
Net employee defined benefit asset		80.9	75.0
Deferred tax assets		89.4	119.3
Other assets	7	307.9	300.0
Total assets		8,120.3	6,956.1
LIABILITIES AND EQUITY
Current
Bank indebtedness	8	27.1	17.1
Trade and other payables		1,161.9	1,018.7
Lease liabilities		120.9	113.6
Deferred revenue		541.4	502.4
Income taxes payable		49.7	32.3
Long-term debt	8,13	274.3	175.0
Provisions	9	65.5	66.4
Other liabilities	10	56.0	53.5
Total current liabilities		2,296.8	1,979.0
Non-current
Lease liabilities		588.3	528.6
Long-term debt	8,13	1,697.3	1,208.5
Provisions	9	175.2	167.9
Net employee defined benefit liability		19.8	22.4
Deferred tax liabilities		58.6	63.6
Other liabilities	10	54.5	41.0
Total liabilities		4,890.5	4,011.0
Total shareholders’ equity		3,229.8	2,945.1
Total liabilities and equity		8,120.3	6,956.1
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2025	2024	2025	2024
(In millions of Canadian dollars, except per share amounts)	Notes	$	$	$	$
Gross revenue		2,140.5	1,929.4	6,028.4	5,540.5
Less subconsultant and other direct expenses		435.1	404.6	1,173.3	1,152.3

Net revenue		1,705.4	1,524.8	4,855.1	4,388.2
Direct payroll costs	14	777.5	696.7	2,219.0	2,005.9

Project margin		927.9	828.1	2,636.1	2,382.3

Administrative and marketing expenses	11,13,14	616.0	571.6	1,826.3	1,695.8
Depreciation of property and equipment		18.9	17.4	53.8	50.4
Depreciation of lease assets		35.3	31.7	98.6	95.2
Amortization of intangible assets		35.8	36.7	95.8	99.5
Net (reversal) impairment of lease assets	6	(0.8)	13.7	(1.7)	30.6
Net interest expense and other net finance expense	15	28.5	26.9	71.1	78.5
Other income	16	(4.6)	(2.1)	(15.7)	(6.9)

Income before income taxes		198.8	132.2	507.9	339.2

Income taxes
Current		4.6	3.4	85.1	56.7
Deferred		44.2	25.6	37.3	19.0

Total income taxes		48.8	29.0	122.4	75.7

Net income for the period		150.0	103.2	385.5	263.5

Weighted average number of shares outstanding - basic and diluted		114,066,995	114,066,995	114,066,995	114,066,995

Shares outstanding, end of the period		114,066,995	114,066,995	114,066,995	114,066,995

Earnings per share - basic and diluted		1.32	0.90	3.38	2.31
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2025	2024	2025	2024
(In millions of Canadian dollars)	Notes	$	$	$	$
Net income for the period		150.0	103.2	385.5	263.5
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	13	61.8	8.3	(28.1)	91.4
Net unrealized gain (loss) on financial instruments	7,13	0.6	2.4	4.4	(1.0)

Other comprehensive income (loss) for the period, net of tax		62.4	10.7	(23.7)	90.4

Total comprehensive income for the period, net of tax		212.4	113.9	361.8	353.9
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 11)	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2023	114,066,995	1,271.3	5.5	1,104.6	69.7	2,451.1
Net income				263.5		263.5
Other comprehensive income					90.4	90.4
Total comprehensive income				263.5	90.4	353.9
Dividends declared				(71.7)		(71.7)

Balance, September 30, 2024	114,066,995	1,271.3	5.5	1,296.4	160.1	2,733.3

Balance, December 31, 2024	114,066,995	1,271.3	5.5	1,370.4	297.9	2,945.1
Net income				385.5		385.5
Other comprehensive loss					(23.7)	(23.7)
Total comprehensive income				385.5	(23.7)	361.8
Dividends declared				(77.1)		(77.1)

Balance, September 30, 2025	114,066,995	1,271.3	5.5	1,678.8	274.2	3,229.8
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2025	2024	2025	2024
(In millions of Canadian dollars)	Notes	$	$	$	$
OPERATING ACTIVITIES
Net income		150.0	103.2	385.5	263.5
Add (deduct) items not affecting cash:
Depreciation of property and equipment		18.9	17.4	53.8	50.4
Depreciation of lease assets		35.3	31.7	98.6	95.2
Amortization of intangible assets		35.8	36.7	95.8	99.5
Net (reversal) impairment of lease assets	6	(0.8)	13.7	(1.7)	30.6
Deferred income taxes		44.2	25.6	37.3	19.0
Share-based compensation	11	8.3	4.6	31.9	30.1
Provisions	9	21.4	10.6	53.2	51.4
Other non-cash items		(6.0)	(3.4)	(0.7)	(6.9)
		307.1	240.1	753.7	632.8
Trade and other receivables		(28.3)	(21.4)	185.5	22.5
Unbilled receivables		(90.8)	(92.8)	(207.6)	(205.4)
Contract assets		(3.4)	(10.0)	(15.2)	(41.6)
Prepaid expenses		16.3	12.6	3.3	7.5
Income taxes net recoverable		(7.2)	(24.0)	(63.6)	(63.2)
Trade and other payables and other accruals		131.6	59.2	(79.0)	(47.7)
Deferred revenue		(9.4)	15.2	(26.5)	(8.6)
		8.8	(61.2)	(203.1)	(336.5)
Net cash flows from operating activities		315.9	178.9	550.6	296.3
INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	4	(417.1)	—	(453.9)	(555.0)
Purchase of investments held for self-insured liabilities	7	(15.0)	(6.4)	(73.8)	(28.9)
Proceeds from sale of investments held for self-insured liabilities	7	15.2	6.8	63.4	68.4
Purchase of property and equipment and intangible assets		(14.3)	(35.1)	(49.4)	(95.9)
Other		0.4	2.0	2.0	6.2
Net cash flows used in investing activities		(430.8)	(32.7)	(511.7)	(605.2)
FINANCING ACTIVITIES
Net proceeds from issue of senior unsecured notes	8,18	—	—	422.9	—
Net (repayments) proceeds from revolving credit facility	18	190.3	(32.0)	(65.7)	457.0
Repayment of notes payable and other financing obligations	18	—	(5.8)	(75.1)	(90.9)
Net proceeds from bank indebtedness		—	(9.4)	9.1	—
Net lease payments	18	(40.8)	(31.9)	(111.4)	(86.1)
Payment of dividends to shareholders	11	(25.7)	(23.9)	(75.3)	(70.1)
Net cash flows from (used in) financing activities		123.8	(103.0)	104.5	209.9
Foreign exchange gain (loss) on cash held in foreign currency		8.1	1.1	(10.4)	8.6
Net increase (decrease) in cash and cash equivalents		17.0	44.3	133.0	(90.4)
Cash and cash equivalents, beginning of the period		344.5	218.2	228.5	352.9
Cash and cash equivalents, end of the period		361.5	262.5	361.5	262.5
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the three quarters ended September 30, 2025, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on November 13, 2025. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the three quarters ended September 30, 2025 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2024 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2024 except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets, and liabilities. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2024 annual consolidated financial statements.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
a) Recent adoptions
In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21), which clarified that entities must estimate the spot exchange rate when it is determined that a currency lacks exchangeability and introduced targeted disclosure requirements. This amendment became effective January 1, 2025 and did not have a material impact on the Company's consolidated financial statements.

In April 2025, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Guarantees Issued on Obligations of Other Entities. The agenda decision clarifies that an entity accounts for a guarantee that it issues based on the requirements in IFRS Accounting Standards, including the scoping requirements and using judgment to determine which standard applies, and not based on the nature of the entity's business activities. The agenda decision did not have a material impact on the Company's current accounting practices and the consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-7	Stantec Inc.

b) Future adoptions
The standards, amendments, and interpretations issued before 2025 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2024 annual consolidated financial statements.

4.Business Acquisitions
On April 8, 2025, the Company acquired all the issued and outstanding shares of Kallan Sustainable Holdings Limited and Ryan Hanley Limited (collectively Ryan Hanley). Ryan Hanley is a 150-person engineering and environmental consultancy with locations across Ireland. This acquisition strengthened the Company's Water operations in the Global group of Cash Generating Units (CGUs).

On June 27, 2025, the Company acquired all the issued and outstanding shares of Cosgroves Group Limited (Cosgroves). Cosgroves is a 90-person buildings engineering firm headquartered in Christchurch, New Zealand. This acquisition strengthened the Company's Buildings operations in the Global group of CGUs.

On July 31, 2025, the Company acquired all of the issued and outstanding shares of Page Southerland Page, LLC. (Page). Page is a 1,400-person architecture and engineering firm headquartered in Washington, DC which strengthened the Company's Buildings operations in the United States CGU.

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the dates of acquisition, including measurement period adjustments for prior acquisitions, were as follows:

	Notes	Page Acquisition $	Other Acquisitions $	Total $

Cash consideration		449.3	43.5	492.8
Notes payable	8	263.2	15.1	278.3
Consideration		712.5	58.6	771.1

Cash consideration		449.3	43.5	492.8
Cash acquired		32.0	6.9	38.9
Net cash paid		417.3	36.6	453.9

Assets and liabilities acquired
Cash		32.0	6.9	38.9
Non-cash working capital
Trade and unbilled receivables		116.5	8.9	125.4
Trade and other payables		(135.2)	(6.4)	(141.6)
Deferred revenue		(77.5)	(4.3)	(81.8)
Other non-cash working capital		13.8	0.7	14.5
Property and equipment		22.2	0.3	22.5
Lease assets		112.6	3.9	116.5
Intangible assets		199.4	15.9	215.3
Lease liabilities		(107.7)	(3.4)	(111.1)
Other		3.7	(3.0)	0.7
Total identifiable net assets at fair value		179.8	19.5	199.3
Goodwill arising on acquisitions		532.7	39.1	571.8

Deferred consideration is included as notes payable and has been assessed as part of the business combination and recognized at fair value at the acquisition date.

Trade receivables and unbilled receivables are recognized at fair value at the time of acquisition, and their fair value approximates their net carrying value.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-8	Stantec Inc.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Tax deductible goodwill and intangible assets arising from the Page acquisition are $616.8 and nil for all other acquisitions.

Page's gross revenue since the acquisition date was $99.9. For all other acquisitions, gross revenue earned from acquisitions since the acquisition date was $15.3. If the acquisition of Page had taken place at the beginning of the year, gross revenue from the combined continuing operations would have been $6,409.6.

Fair value of net assets for current and prior year acquisitions

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Hydrock Holdings Limited. For Ryan Hanley, Cosgroves, and Page, management is reviewing the respective vendors' closing financial statements, purchase adjustments, and other outstanding information. Management's preliminary estimates with the most significant aspects remaining to be finalized relate to the valuation of unbilled receivables, intangible assets, deferred income taxes, lease assets and liabilities, and consideration. Once the outstanding information is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

5.Trade and Other Receivables

	September 30, 2025	December 31, 2024
	$	$

Trade receivables, net of expected credit losses of $3.0 (2024 – $2.7)	1,198.1	1,282.4
Holdbacks and other	32.1	26.5
Insurance receivables	15.3	14.9
Trade and other receivables	1,245.5	1,323.8

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
September 30, 2025	1,201.1	728.5	255.7	82.2	37.8	96.9
December 31, 2024	1,285.1	655.9	380.6	118.3	36.1	94.2

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 13.

6.Lease Assets
As part of the Company's strategic plan and acquisition integration activities, the real estate lease portfolio is continuously evaluated for subleasing opportunities of certain underutilized office spaces. This resulted in a net impairment reversal of $1.7 during the first three quarters of 2025 (September 30, 2024 - net impairment loss of $30.6) based on the value in use method.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-9	Stantec Inc.

7.Other Assets

		September 30, 2025	December 31, 2024
	Notes	$	$

Financial assets
Investments held for self-insured liabilities	12	214.8	195.7
Holdbacks on long-term contracts		34.5	43.7
Derivative financial instruments	12,13	26.8	20.7
Insurance recovery assets		5.1	10.6
Other		32.6	39.2
Non-financial assets
Other		16.5	17.6
		330.3	327.5
Less current portion - financial		20.8	26.2
Less current portion - non-financial		1.6	1.3
Long-term portion		307.9	300.0

Financial assets — Other primarily includes sublease receivables and deposits. Non-financial assets — Other primarily includes transaction costs on long-term debt, investment tax credits, and investments in joint ventures and associates.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income with unrealized gains (losses) recorded in other comprehensive income. Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income.

8.Long-Term Debt

	September 30, 2025	December 31, 2024
	$	$
Senior unsecured notes	971.4	548.1
Revolving credit facilities	191.7	256.0
Term loan and bilateral facilities	407.0	405.6
Notes payable	353.5	116.8
Other financing obligations	48.0	57.0
	1,971.6	1,383.5
Less current portion	274.3	175.0
Long-term portion	1,697.3	1,208.5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-10	Stantec Inc.

Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:
•$300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum;
•$250 of notes that mature on June 27, 2030, bearing interest at a fixed rate of 5.393% per annum; and
•$425 of notes that mature on June 10, 2032, bearing interest at a fixed rate of 4.374% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit, term loan, and bilateral facilities
The Company had syndicated senior credit facilities, structured as a sustainability-linked loan, that consisted of an unsecured senior revolving credit facility, unsecured senior term loan held in two tranches, and access to additional funds of $600 subject to approval and under the same terms and conditions. An amendment was entered on June 11, 2025 which increased the senior revolving credit facility from $800 million to $1.2 billion and extended the maturity date from June 27, 2029 to June 11, 2030. The senior term loan of $310 in two tranches remains unchanged, with tranche B of $150 maturing on June 27, 2027 and tranche C of $160 maturing on June 27, 2029. The amendment to the terms and conditions was not considered to be substantial. As such, the amendment was accounted for as a debt modification.

The Company has unsecured bilateral credit facilities, including a term facility of $100, renewed on June 26, 2025 and maturing on June 26, 2026, and a revolving facility of US$100 entered into on July 15, 2025 and maturing on July 15, 2027.

The average interest rate for the credit facilities at September 30, 2025, was 4.29% (December 31, 2024 – 4.86%).

The Company is subject to restrictive covenants related to its revolving credit facility, term loan and bilateral facilities, and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2024. The Company was in compliance with these covenants as at and throughout the three quarters ended September 30, 2025.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 and an overdraft facility of up to AU$5, repayable on demand.

Notes payable and other finance obligations
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2025 to 2028. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements.

The Company has other financing obligations for software (included in intangible assets), equipment, and leasehold improvements. These obligations expire at various dates before February 2029.

Letter of credit and surety facilities
The Company issues letters of credit within its revolving credit facility and has a separate facility outside of its revolving credit facility that provides letters of credit. An amendment was made in the second quarter to the separate facility which reduced the facility from $100 to $25. The Company also enters into bonds for certain projects.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-11	Stantec Inc.

9.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2025	113.1	70.0	29.6	21.6	234.3
Current period provisions	38.3	20.7	2.3	3.7	65.0
Acquisitions	—	7.6	4.2	0.7	12.5
Paid or otherwise settled	(24.1)	(33.4)	(0.6)	(8.4)	(66.5)
Impact of foreign exchange	(2.6)	(1.6)	(0.1)	(0.3)	(4.6)
	124.7	63.3	35.4	17.3	240.7
Less current portion	17.0	34.7	4.4	9.4	65.5
Long-term portion	107.7	28.6	31.0	7.9	175.2

10.Other Liabilities

	September 30, 2025	December 31, 2024
	$	$

Cash-settled share-based compensation	82.0	85.2
Other	28.5	9.3
	110.5	94.5
Less current portion	56.0	53.5
Long-term portion	54.5	41.0

11.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 2,281,339 common shares during the period December 13, 2024 to December 12, 2025, and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. As at September 30, 2025 and December 31, 2024, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2025:

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-12	Stantec Inc.

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 7, 2024	December 31, 2024	January 15, 2025	0.210	23.9
February 24, 2025	March 28, 2025	April 15, 2025	0.225	25.7
May 14, 2025	June 30, 2025	July 15, 2025	0.225	25.7
August 13, 2025	September 29, 2025	October 15, 2025	0.225	—

At September 30, 2025, trade and other payables included $25.7 related to the dividends declared on August 13, 2025.

Share-based payment transactions

During the third quarter of 2025, the Company recognized a net share-based compensation expense of $8.3 (September 30, 2024 - $4.6) in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $10.4 (September 30, 2024 - $2.5) offset by a gain on hedge of $2.1 (September 30, 2024 - $2.1) (note 13).

During the first three quarters of 2025, the Company recognized a net share-based compensation expense of $31.9 (September 30, 2024 - $30.1) in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $57.5 (September 30, 2024 - $33.4) offset by a gain on hedge of $25.6 (September 30, 2024 - $3.3) (note 13).

During the first three quarters of 2025, the Company granted 112,609 Performance Share Units (PSUs) at a fair value of $20.0 (September 30, 2024 - 126,023 units for $13.9) and 110,985 Restricted Share Units (RSUs) at a fair value of $15.7 (September 30, 2024 - 116,111 units for $13.3) under the same terms, conditions, and vesting requirements as the units issued in 2024.

During the first three quarters of 2025, 238,114 PSUs were paid at a value of $35.4 (September 30, 2024 - 229,024 PSUs were paid at a value of $41.6), 131,316 RSUs were paid at a value of $18.3 (September 30, 2024 - 114,329 RSUs were paid at a value of $13.8), and 61,642 DSUs were paid at a value of $7.0 (September 30, 2024 - 24,414 DSUs were paid at a value of $2.7).

12. Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first three quarters of 2025, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-13	Stantec Inc.

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At September 30, 2025	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	7	214.8	—	214.8	—
Derivative financial instruments	7,13	26.8	—	26.8	—
Liabilities
Notes payable	8	353.5	—	—	353.5
At December 31, 2024
Assets
Investments held for self-insured liabilities	7	195.7	—	195.7	—
Derivative financial instruments	7,13	20.7	—	20.7	—
Liabilities
Notes payable	8	116.8	—	—	116.8

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable includes a forfeiture assumption which is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. The forfeiture assumption is based on historical forfeiture experience, which has not been significant. For payments with terms greater than one year, the estimated liability is discounted using market rates of interest.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At September 30, 2025	Note	$	$	$	$
Senior unsecured notes	8	971.4	—	994.9	—

At December 31, 2024
Senior unsecured notes	8	548.1	—	548.2	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.
13.Financial Instruments
Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its restricted share units (RSUs) as a cash flow hedge, with a notional amount of $31.7 maturing between 2026 and 2028. The fair value of the TRSs are based on the difference between the hedged price and the fair value of the Company’s common shares and are recorded in other assets (note 7).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-14	Stantec Inc.

As at September 30, 2025, the TRSs related to the Company's RSUs had a fair value of $12.1 (December 31, 2024 - 10.7). During the first three quarters of 2025, a gain of $11.1 ($8.2 net of tax) (September 30, 2024 - $1.2 ($0.9 net of tax)) was recognized in other comprehensive income (loss) and a gain of $9.3 (September 30, 2024 - gain of $3.9) was reclassified to the consolidated statements of income in administrative and marketing expenses. The TRSs related to the Company's performance share units (PSUs) and deferred share units (DSUs), for which hedge accounting was not applied, had an aggregate fair value of $14.2 at September 30, 2025 (December 31, 2024 - $8.2) and a net gain of $16.3 (September 30, 2024 – unrealized loss of $0.6) which was recognized in administrative and marketing expenses in the consolidated statements of income.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at September 30, 2025, was $2,997.0 (December 31, 2024 – $2,702.7).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Virtually all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At September 30, 2025, the days of revenue in trade receivables was 51 days (December 31, 2024 – 61 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at September 30, 2025, would increase or decrease the Company’s net income by $3.1 (September 30, 2024 - $2.5), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its PSUs, RSUs, and DSUs by entering into TRSs.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $1.2 billion revolving credit facility, term loan facilities, bilateral, multicurrency, and overdraft credit facilities, and the issuance of common shares. The unused capacity of the credit facilities at September 30, 2025, was $1,154.5 (December 31, 2024 – $563.2) and the Company also has access to additional funds of $600 under its syndicated credit facilities (note 8). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit and term loan facilities are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company’s credit and term loan facilities at September 30, 2025, was 1% higher or lower, with all other variables held constant, net income would decrease or increase by $3.6 (September 30, 2024 - $5.6), respectively.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-15	Stantec Inc.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, bank indebtedness, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. During the first three quarters of 2025, the Company recorded exchange differences on translation of foreign operations of $28.1 through other comprehensive income (loss), of which $6.8 related to goodwill. The Company does not hedge for this foreign exchange risk.

14.Employee Costs

		For the quarter ended September 30,		For the three quarters ended September 30,
		2025	2024	2025	2024
	Note	$	$	$	$
Wages, salaries, and benefits		1,219.2	1,093.2	3,503.6	3,173.7
Pension costs		33.1	30.4	103.0	92.6
Net share-based compensation	11,13	8.3	4.6	31.9	30.1
Total employee costs		1,260.6	1,128.2	3,638.5	3,296.4
Direct labor		777.5	696.7	2,219.0	2,005.9
Indirect labor		483.1	431.5	1,419.5	1,290.5
Total employee costs		1,260.6	1,128.2	3,638.5	3,296.4

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

15.Net Interest Expense and Other Net Finance Expense

	For the quarter ended September 30,		For the three quarters ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Total net interest expense	28.1	26.7	69.8	78.0
Other net finance expense	0.4	0.2	1.3	0.5
Net interest expense and other net finance expense	28.5	26.9	71.1	78.5

Interest expense on the Company’s long-term debt and bank indebtedness for the first three quarters of 2025 was $54.1 (September 30, 2024 – $61.7) (note 8). Interest on lease liabilities during the first three quarters of 2025 was $22.7 (September 30, 2024 - $22.0).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-16	Stantec Inc.

16.Other Income

	For the quarter ended September 30,		For the three quarters ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Realized gain on investments	(0.4)	(0.1)	(7.7)	(4.2)
Unrealized gain on equity securities	(4.0)	(3.4)	(3.2)	(7.1)
Other	(0.2)	1.4	(4.8)	4.4
Total other income	(4.6)	(2.1)	(15.7)	(6.9)

17.Income Taxes
On July 4, 2025, the US government signed the “One Big Beautiful Bill Act” (Bill) into law. This Bill introduced a broad range of tax reform provisions affecting businesses with varying effective dates for key provisions, including changes to the treatment of research and experimentation expenditures. The Bill did not significantly change the Company’s consolidated effective tax rate for the quarter ended September 30, 2025. However, the treatment of research and experimentation expenditures decreased deferred tax assets and increased income taxes recoverable. Certain provisions of the Bill will have an impact on the Company’s effective tax rates in future periods. As the Company completes its analysis, collects and prepares necessary data, and interprets any additional guidance, the Company may revise its estimates as necessary.

18.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2025, is as follows:

	Senior Unsecured Notes	Revolving Credit Term Loan Bilateral Facilities	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2025	548.1	661.6	116.8	57.0	642.2	2,025.7
Statement of cash flows
Net proceeds (repayments)	422.9	(65.7)	(48.2)	(26.9)	(111.4)	170.7
Non-cash changes
Foreign exchange	—	1.4	5.0	(0.7)	1.5	7.2
Additions and modifications	—	—	—	17.3	64.0	81.3
Acquisitions	—	—	278.3	—	111.1	389.4
Other	0.4	1.4	1.6	1.3	1.8	6.5
September 30, 2025	971.4	598.7	353.5	48.0	709.2	2,680.8

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-17	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2024, is as follows:

	Senior Unsecured Notes	Revolving Credit Term Loan Bilateral Facilities	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2024	547.6	487.7	52.0	10.9	579.1	1,677.3
Statement of cash flows
Net proceeds (repayments)	—	457.0	(34.1)	(56.8)	(86.1)	280.0
Non-cash changes
Foreign exchange	—	1.5	3.8	0.6	16.5	22.4
Additions and modifications	—	(4.0)	—	52.4	82.3	130.7
Acquisitions	—	—	98.6	36.6	57.3	192.5
Other	0.3	0.9	(0.6)	1.8	0.6	3.0
September 30, 2024	547.9	943.1	119.7	45.5	649.7	2,305.9

	For the quarter ended September 30,		For the three quarters ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Supplemental disclosure
Income taxes paid, net of recoveries	9.9	23.6	134.9	111.1
Interest paid, net of receipts	12.9	24.1	52.4	69.5

19.Segmented Information
The Company provides comprehensive professional services worldwide. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the chief operating decision maker (CODM) based on project margin and is measured consistently with project margin in the consolidated financial statements. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-18	Stantec Inc.

Reportable segments

	For the quarter ended September 30, 2025
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	484.5	1,177.1	478.9	2,140.5
Less subconsultants and other direct expenses and net revenue inter-segment allocations	84.9	289.1	61.1	435.1
Total net revenue	399.6	888.0	417.8	1,705.4
Direct payroll costs	183.9	401.2	192.4	777.5
Project margin	215.7	486.8	225.4	927.9

	For the quarter ended September 30, 2024
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	438.6	1,034.3	456.5	1,929.4
Less subconsultants and other direct expenses and net revenue inter-segment allocations	67.1	258.4	79.1	404.6
Total net revenue	371.5	775.9	377.4	1,524.8
Direct payroll costs	174.1	349.8	172.8	696.7
Project margin	197.4	426.1	204.6	828.1

	For the three quarters ended September 30, 2025
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	1,371.1	3,270.1	1,387.2	6,028.4
Less subconsultants and other direct expenses and net revenue inter-segment allocations	205.7	757.6	210.0	1,173.3
Total net revenue	1,165.4	2,512.5	1,177.2	4,855.1
Direct payroll costs	540.2	1,130.6	548.2	2,219.0
Project margin	625.2	1,381.9	629.0	2,636.1

	For the three quarters ended September 30, 2024
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	1,229.8	3,044.0	1,266.7	5,540.5
Less subconsultants and other direct expenses and net revenue inter-segment allocations	163.9	758.6	229.8	1,152.3
Total net revenue	1,065.9	2,285.4	1,036.9	4,388.2
Direct payroll costs	498.9	1,029.2	477.8	2,005.9
Project margin	567.0	1,256.2	559.1	2,382.3

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-19	Stantec Inc.

The following tables disclose the disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	September 30	December 31	For the quarter ended September 30,		For the three quarters ended September 30,
	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$

Canada	668.8	692.3	484.5	438.6	1,371.1	1,229.8
United States	2,788.1	2,020.7	1,177.1	1,034.3	3,270.1	3,044.0
United Kingdom	370.7	367.0	164.0	159.2	485.8	417.3
Australia	324.9	339.3	94.9	107.1	287.9	316.9
Other geographies	572.6	493.5	220.0	190.2	613.5	532.5
	4,725.1	3,912.8	2,140.5	1,929.4	6,028.4	5,540.5

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the quarter ended September 30,		For the three quarters ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Infrastructure	537.7	532.4	1,575.4	1,520.7
Water	450.4	397.0	1,300.6	1,168.3
Buildings	551.8	423.2	1,422.1	1,227.1
Environmental Services	403.1	395.3	1,121.1	1,089.3
Energy & Resources	197.5	181.5	609.2	535.1
Total gross revenue from external customers	2,140.5	1,929.4	6,028.4	5,540.5

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

20.Event after the Reporting Period
Dividends
On November 13, 2025, the Company declared a dividend of $0.225 per share, payable on January 15, 2026, to shareholders of record on December 31, 2025.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2025	F-20	Stantec Inc.